TIFF Investment Program, Inc.

Four Tower Bridge, Suite 100

200 Barr Harbor Drive

West Conshohocken, PA 19428

Via EDGAR Correspondence

April 25, 2012

Ms. Deborah O’Neal-Johnson Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	TIFF Investment Program, Inc. (the “Registrant”): File Nos. 811-8234 and 33-73408

Registrant’s Post-Effective Amendment No. 36 to its Registration Statement on Form N-1A

Dear Ms. O’Neal-Johnson:

This letter responds to comments you provided to the undersigned in a telephonic discussion on Wednesday, April 11, 2012, with respect to Post-Effective Amendment No. 36 to the Registrant’s Registration Statement on Form N-1A as filed on February 28, 2012 (“PEA No. 36”). PEA No. 36 was filed to allow review of the disclosure related to the new investment advisory fee structure between TIFF Multi-Asset Fund, a series of the Registrant, and TIFF Advisory Services, Inc., the series’ advisor. The Registrant will file Post-Effective Amendment No. 37 pursuant to Rule 485(b) on or about April 27, 2012 to update the financial information, finalize disclosure (including responding to the below comments), and file certain exhibits to the Registration Statement.

Summaries of the comments with respect to PEA No. 36, and responses thereto on behalf of the Registrant, are provided below. Capitalized terms not defined herein should be given the meaning provided in PEA No. 36.

Prospectus - Comments

1.	Comment: Will the Registrant use stand-alone summary prospectuses? If so, please add the disclosure required by Rule 498(b)(1)(v).

Response: The Registrant plans to use stand-alone summary prospectuses for the first time this year. We will add the disclosure required by Rule 498(b)(1)(v) in the stand-alone summary prospectuses filed under Rule 497(k).

2.	Comment: Do the funds have ticker symbols? If so, please include them in the prospectus where appropriate.

Response: The funds do not have ticker symbols; therefore, ticker symbols do not appear in the prospectus.

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3.	Comment: For TIFF Multi-Asset Fund, under Principal Investment Strategies, in the second paragraph, the disclosure states that the fund may invest a “significant portion” of its assets in synthetic and derivative instruments. Indicate if “significant portion” involves some maximum amount.

Response: At present, the fund does not have a stated maximum exposure to synthetic and derivative instruments. To the extent that such instruments are illiquid, their use is limited to the fund’s 15% limitation on illiquid investments. Similarly, to the extent that the use of such instruments requires the fund to segregate assets pursuant to Section 18, the fund’s use of such instruments will be limited by the availability of liquid assets in the fund’s portfolio to satisfy the asset segregation requirements.

4.	Comment: For TIFF Multi-Asset Fund, in the third paragraph of the Principal Investment Strategies section, indicate the maturity of the debt obligations in which the fund intends to invest.

Response: The fund may invest in US government obligations and corporate bonds, including up to 20% of its assets in high yield bonds; however, the fund does not have an established guideline as to the maturities of the debt obligations that it holds. We have added the following sentence to the third paragraph under Principal Investment Strategies: “The fund’s investments in bonds and other debt obligations are not subject to any stated limitations on maturity.”

5.	Comment: For TIFF Multi-Asset Fund, under Principal Investment Risks, in the Derivatives Risk section, explain some of the specific risks involved with investments in futures, options, swaps and forward foreign currency exchange contracts.

Response: We have added the following sentence at the end of the Derivatives Risk paragraph under the Principal Investment Risks section in the TIFF Multi-Asset Fund Summary: “The successful use of derivative instruments, such as futures, options, swaps, and forward foreign currency exchange contracts, depends on TAS or the money manager’s ability to predict the general direction of market movements, foreign exchange rates, or interest rates, as applicable. Predicting such fluctuations is extremely difficult, and thus the successful execution of certain derivative strategies can be highly uncertain. An incorrect prediction will hurt fund performance.”

6.	Comment: For TIFF Short-Term Fund, under Principal Investment Strategies, in the first paragraph, there is a reference to “duration.” We suggest that you define “duration” and perhaps give an example as part of the definition.

Response: “Duration” is defined under Principal Investment Risks in the Interest Rate Risk section. Also, an example of “duration” appears in the Statement of Additional Information under Policy Implementation and Risks in the Duration Management section.

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7.	Comment: In the Overview of TIP section, in the first paragraph, the disclosure states that a “substantial portion” of TIFF Multi-Asset Fund’s assets may be invested in derivative instruments. As referenced in Comment 3 above, there is a previous reference in the prospectus to a “significant portion” of the fund’s assets being invested in derivative instruments. Explain whether “substantial portion” and “significant portion” mean the same thing and whether they involve any maximum amount.

Response: We intended for “substantial” and “significant” to have the same meaning; we will use “substantial” in both places. See also our response to Comment #3 regarding maximum exposure.

8.	Comment: In the Overview of TIP section, the second paragraph contains disclosure explaining that a substantial portion of the acquired funds in which TIFF Multi-Asset Fund may invest are private, unregistered investment vehicles. Explain whether this might involve any 25% control issues.

Response: The private, unregistered funds in which TIFF Multi-Asset Fund invests will generally be considered to be illiquid. Therefore, such investments are subject to TIFF Multi-Asset Fund’s 15% limitation on illiquid investments. TIFF Multi-Asset Fund does not own more than 25% of the outstanding voting securities of any private, unregistered investment vehicle at this time. While it is unlikely that TIFF Multi-Asset Fund will in the future acquire more than 25% of the outstanding voting securities of any one private, unregistered fund, careful consideration would be given to the issues that might arise if TIFF Multi-Asset Fund desired to take such an ownership position.

9.	Comment: For TIFF Multi-Asset Fund, in the Performance Objective and Benchmarks section, add disclosure pursuant to Item 9(a) of Form N-1A if the performance objective can be changed without shareholder approval.

Response: The requested disclosure is applicable to both TIFF Multi-Asset Fund and TIFF Short-Term Fund and appears under the heading Performance Goals immediately prior to the TIFF Multi-Asset Fund section. Since this disclosure applies equally to each fund, it would be our preference to leave it where it appears rather than to repeat it in the fund specific disclosure.

10.	Comment: For TIFF Multi-Asset Fund, in the Managed Distribution Policy section, please add disclosure, if applicable, indicating that the managed distribution policy described may involve a return of capital.

Response: In the Managed Distribution Policy section, there is disclosure explaining that there are certain situations in which a distribution “may be treated as a return of capital.” Distributions of capital, if any, will be accompanied by a written statement meeting the requirements of Rule 19a-1.

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Statement of Additional Information - Comments

11.	Comment: The disclosure regarding the directors’ principal occupations during the past five years should include any other directorships of public companies during the past five years.

Response: Except for Mr. McCalpin, none of the directors is a director of a public company. We will add the number of portfolios that Mr. McCalpin oversees at the Janus Funds.

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On behalf of the Registrant, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC and that it may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. The Registrant further acknowledges that SEC staff comments or changes to disclosures in response to SEC staff comments in a filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to such filing.

I hope that the foregoing is responsive to each of the comments provided on April 11, 2012. Please do not hesitate to contact me at (617) 662-0845 if you have any questions regarding these responses.

Sincerely,

/s/ Scott E. Habeeb

Scott E. Habeeb

cc:	Richelle Maestro, Esq. Kristin Ives, Esq.

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